No                      date

VIA EDGAR

January 22, 2013

Ms Cecilia Blye

Chief

Office of Global Security Risk

U. S. Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549-7010

United States of America

Re:	Mechel OAO (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2011 (the “Form 20-F”)
File No. 1-32328
Response to letter dated January 10, 2013

Dear Ms Blye:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Commission’s letter dated November 27, 2012.

1.	You indicate in your response to comment 2 in our letter dated November 27, 2012 that your indirect sales of steel to Iran will continue, although such sales may decrease significantly. You also indicate that you have no current plans to make future direct sales of steel to Iran. Please discuss for us the potential impact of Section 1245(a)(1)(B) of the National Defense Authorization Act for Fiscal Year 2013, which was signed into law on January 2, 2013, on your future indirect, and any direct, sales to Iran. Please also consider and address whether the referenced law has any effect on your assessment of the materiality of your business related to Iran.

Response

We cannot yet fully assess the impact Section 1245(a)(1)(B) of the National Defense Authorization Act for Fiscal Year 2013 will have on potential future indirect sales to Iran because the U.S. President has not made the determination with respect to use of materials pursuant to Section 1245(e). If, following the Presidential determination, indirect sale of materials produced and sold by Mechel to particular persons or industry sectors in Iran, or to Iran in general become sanctionable pursuant to Section 1245(a)(1)(B) or any other section of the National Defense Authorization Act for Fiscal Year 2013, we would not engage in such sanctionable activity. To limit the risk that we might unknowingly engage in sanctionable activity, in such circumstances we would implement due diligence procedures intended to mitigate the risk of our products being delivered to end users in Iran.

Mechel OAO

Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation

Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com

As noted in our December 21, 2012 response to your November 27, 2012 letter, we have no plans to make direct sales to Iran in the future.

Based on the above, and as in our December 21, 2012 response, we do not believe that our sales to Iran could have a material adverse effect on our reputation and share value, and additional disclosure is not required in the Form 20-F for 2011.

* * * *

In connection with our responses above, we acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Evgeny V. Mikhel

Evgeny V. Mikhel
Chief Executive Officer

Copies to:

Pradip Bhaumik

Pamela Long